Exhibit 99.1

HUB Cyber Security Ltd, a Developer of Confidential Computing Cybersecurity Solutions and Services, Successfully Closes Its Business Combination with Mount Rainier Acquisition Corp.

HUB shares to commence trading on the Nasdaq Global Market under the ticker “HUBC” on March 1, 2023

TEL AVIV, Israel – Feb. 28, 2023 – HUB Cyber Security Ltd., a developer of Confidential Computing cybersecurity solutions and services ("HUB" or the "Company") and Mount Rainier Acquisition Corp. (Nasdaq: RNER), today announced the completion of their previously announced business combination, and will begin trading on the Nasdaq Stock Market tomorrow, March 1, 2023. The combined company will operate as Hub Cyber Security Ltd., and the combined company’s ordinary shares and two series of warrants have been approved for trading on Nasdaq under the ticker symbols “HUBC,” “HUBCW, and “HUBCZ” respectively. HUB’s move to the Nasdaq follows the company’s delisting of its ordinary shares and warrants from the Tel Aviv Stock Exchange (TASE). As previously announced, Mount Rainier stockholders approved the transaction at a previously held special meeting.

To celebrate the completion of the business combination, HUB’s leadership will be at the Nasdaq MarketSite to ring the opening bell on March 1, 2023.

“We are extremely pleased to complete this transaction and become a public company traded on the NASDAQ,” says Uzi Moskovitch, Major General (Ret.), CEO of HUB. “HUB has grown rapidly, and we believe this transformative step will support our initiatives to capitalize on the large, and fast growing market for more efficient and effective cybersecurity solutions. Our goal is to continue to develop and implement advanced Confidential Computing and other cybersecurity technologies for our current and future customers in both government and private industries. Access to larger capital markets is expected to enable HUB to accelerate its growth plans both in technology development and customer adoption, while building more value for our public shareholders.”

Advisors

A-Labs Advisory & Finance Ltd. and Oppenheimer & Co. Inc. served as financial advisors to HUB. Latham & Watkins LLP served as legal advisor to HUB. A.G.P./Alliance Global Partners served as the exclusive financial advisor to RNER. Loeb & Loeb LLP and Sullivan & Worcester LLP (Tel Aviv) served as legal advisors to RNER.

About HUB Cyber Security Ltd

HUB Cyber Security Ltd ("HUB") was established in 2017 by veterans of the 8200 and 81 elite intelligence units of the Israeli Defense Forces. The company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

About Mount Rainier Acquisition Corp.

Mount Rainier Acquisition Corp. is a blank check company sponsored by DC Rainier SPV LLC, a Delaware limited liability company managed by Dominion Capital LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "future," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "seem," "should," "will," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB and the following: (i) expectations regarding HUB's strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB's ability to invest in growth initiatives and pursue acquisition opportunities; (ii) the outcome of any legal proceedings that may be instituted against the combined company; (iii) the ability to meet stock exchange continued listing standards; (iv) the risk that the consummation of the business combination disrupts HUB's current operations and future plans; (v) the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vi) costs related to the transaction; (vii) limited liquidity and trading of HUB’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; (x) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for HUB; and (xi) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in HUB’s final proxy statement/prospectus filed on December 5, 2022.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in press release. Except to the extent required by applicable law or regulation, HUB undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Media contact

Matt McLoughlin

Gregory FCA on behalf of HUB

Phone: 610.996.4264

matt@gregoryfca.com